Exhibit 99.2
Popular Inc.
In Care of Principal Financial Group
P.O. Box 9394
Des Moines, IA 50306-9394

000001
John Doe	Contract Number: X-XXXXX
1234 Main Street
YourTown, XX 00000-0000	Identification Number: XXX-XX-XXXX
Rescission Offer
As described in the enclosed Notice and Prospectus, Popular, Inc. is offering to buy back certain common stock of Popular, Inc. from your account in the Popular, Inc. USA 401(k) Savings and Investment Plan at the original purchase price, less dividends received, plus interest, and/or reimburse you or your 401(k) Plan account for losses you may have incurred if you already sold the stock.
Transaction Summary as of 10/18/07
The following information summarizes the activity in your Popular, Inc. stock account related to purchases of Popular, Inc. stock which are eligible for this Rescission Offer (i.e., purchases between 8/9/06 and 8/8/07):

A. Average purchase price (rounded to two decimal places) of shares purchased during the period (8/9/06 to 8/8/07) currently in the account:	$17.08

B. Number of shares purchased during the period and currently in the account:	1,822.4984

C. Aggregate loss on shares sold during the period:	$351.46

*Total [(A × B) + C]:	$31,484.52
*The net amount credited to your account will be based on the Total above less the market value of the shares that are removed from your account and returned to Popular.
(i) If you accept this offer and are a current or former employee with a 401(k) Plan account, the eligible Popular stock in your account will be returned to Popular and your account will be credited with this amount, estimated as of October 18, 2007, less dividends received, plus interest, as described in the accompanying prospectus. This money will be invested in your account based on your current investment elections on file with the Principal Financial Group® as of the date the money is deposited in the 401(k) Plan.
(ii) If you accept this offer and are a former employee who no longer maintains a 401(k) Plan account, and you did not take your distribution in the form of shares of Popular, Inc. common stock, then the 401(k) Plan will receive payment of the above amount, estimated as of October 18, 2007, less dividends received, plus interest, as described in the accompanying prospectus. As soon as administratively feasible, any payments received will be distributed, unless otherwise instructed by you.
Action To Consider
You may elect to accept or reject this Rescission Offer. If you wish to reject the rescission offer, you need to do nothing. If you wish to accept the rescission offer, please complete and return Acceptance Form A of the enclosed prospectus; as described in more detail in the prospectus, the Acceptance Form A must be received by November 27, 2007.
Questions

For Account information 24 hours a day 1-800-547-7754
Retirement Professionals are available:
7 A.M. — 9 P.M. Central Time (Monday — Friday)
8 A.M. — 2 P.M. Central Time (Saturday)
Plan administrative and investment services are provided by Principal Life Insurance Company, a member of the Principal Financial Group®, Des Moines, IA 50392.